SEC File No. 82-34751

Elementis plc

Documents Furnished Under Cover of Letter Dated April 11, 2008

Number	Document Description	Document Number	Date of Document
1.	Regulatory News Service Notice	9031R	April 8, 2008
2.	Regulatory News Service Notice	6306R	April 7, 2008

[redacted]

4/21

SEC File No. 82-34751

"emailalert@hemscottbusiness.co.uk" <emailalert@hemscottbusiness.co.uk>

04/08/08 09:49 AM

To "eleanor.besserman@elemei........." <eleanor.besserman@elementis.com>

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Subject News Alert: Elementis PLC - Holding(s) in Company

This Email Alert service is brought to you by Elementis

RNS Number:9031R
Elementis PLC
08 April 2008

Elementis PLC

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

Elementis plc

2. Reason for the notification

An acquisition or disposal of voting rights

3. Full name of person(s) subject to the notification obligation:

Prudential plc group of companies

4. Full name of shareholder(s) (if different from 3):

Prudential plc

5. Date of the transaction (and date on which the threshold is crossed or reached if different):

4 April 2008

6. Date on which issuer notified:

8 April 2008

7. Threshold(s) that is/are crossed or reached:

5%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE

GB0002418548

Situation previous to the Resulting situation after the triggering transaction

Number of shares 21,686,326

Number of Voting Rights 21,686,326

Resulting situation after the triggering transaction

Number of shares 22,586,326

Number of voting rights Direct 22,586,326

Number of voting rights Indirect

% of voting rights Direct 5.05%
% of voting rights Indirect

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument - N/A

Expiration date - N/A

Exercise/ Conversion Period/ Date - N/A

Number of voting rights that may be acquired if the instrument is exercised/ converted.

N/A

% of voting rights - N/A

Total (A+B)

Number of voting rights 22,586,326

% of voting rights 5.05%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Prudential plc	22,586,326	5.05% total notifiable interest
JP MORGAN NOMINEES	2,830,205	
NORTRUST NOMINEE LTD A/C MHA01	1,500,000	
NORTRUST NOMINEE LTD A/C MHF01	102,217	
NORTRUST NOMINEE LTD A/C MKD01	5,000,000	
NORTRUST NOMINEE LTD A/C MKM01	428,571	
NORTRUST NOMS LTD	80,000	
NORTRUST NOMS LTD A/C CRI01	3,000,000	
NORTRUST NOMS LTD A/C PUQ01	471,429	
PRUCLT HSBC GIS NOM(UK) PAC AC	7,870,000	
PRUCLT HSBC GIS NOM(UK) PPL AC	1,303,904	

Proxy Voting:

10. Name of the proxy holder: N/A

11. Number of voting rights proxy holder will cease to hold: N/A

12. Date on which proxy holder will cease to hold voting rights: N/A

13. Additional information:

14. Contact name: Emma Thompson
M&G Investment Management Limited

15. Contact telephone number: 020 7548 2293

This notification is made in accordance with Rule 5.8.12 R(1) of the
Disclosure
and Transparency Rules sourcebook.

Wai Wong
Company Secretary
020 7408 9303

END
HOLILFSSSDITIIT

SEC File No. 82-34751

"emailalert@hemscottbusiness.co.uk" <emailalert@hemscottbusiness.co.uk>

04/07/08 04:00 AM

To "eleanor.besserman@elementis.com" <eleanor.besserman@elementis.com>

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Subject News Alert: Elementis PLC - Annual Information Update

This Email Alert service is brought to you by Elementis

RNS Number:6306R
Elementis PLC
07 April 2008

Elementis plc - Annual Information Update

In accordance with Prospectus Rule 5.2.1, Elementis plc (the "Company") sets out below a summary of the information which has been published or made available to the public during the period from 29 May 2007 to 4 April 2008. This information is provided as required under the above rule and for no other purpose. The information contained below or referred to may be out of date.

1. Regulatory announcements made via a Regulatory Information Service, which can also be viewed from the Company's website at: www.elementis.com/investors, are as follows:

Date	Announcement heading
31 March 2008	Total voting rights
28 March 2008	Holding(s) in company
26 March 2008	Holding(s) in company
25 March 2008	Holding(s) in company
20 March 2008	Annual report and accounts
29 February 2008	Total voting rights
26 February 2008	Final results
01 February 2008	Holding(s) in company
	Blocklisting interim review
31 January 2008	Total voting rights
	Directorate change
28 January 2008	Holding(s) in company
	Holding(s) in company
22 January 2008	Director/PDMR shareholding
31 December 2007	Total voting rights
19 December 2007	Holding(s) in company
13 December 2007	Trading statement
30 November 2007	Total voting rights
19 November 2007	Holding(s) in company
31 October 2007	Total voting rights
29 October 2007	Holding(s) in company
05 October 2007	Director/PDMR shareholding
28 September 2007	Total voting rights
24 September 2007	Holding(s) in company
03 September 2007	Disposal
31 August 2007	Total voting rights

30 August 2007	Holding(s) in company
14 August 2007	Interim report 2007
01 August 2007	Blocklisting interim report
31 July 2007	Total voting rights
	Interim results
25 July 2007	Holding(s) in company
13 July 2007	Holding(s) in company
05 July 2007	Holding(s) in company
	Additional listing
04 July 2007	Holding(s) in company
29 June 2007	Total voting rights
25 June 2007	Trading statement
22 June 2007	Additional listing
12 June 2007	Holding(s) in company
06 June 2007	Director/PDMR shareholding
05 June 2007	Director/PDMR shareholding
31 May 2007	Total voting rights
29 May 2007	Annual information update

2. Documents filed at Companies House (copies of which are also obtainable from Companies House - for further information visit www.companieshouse.gov.uk):

Date	Type of document	Document description
19 March 2008	88(2)R	Allotment of shares
	88(2)R	Allotment of shares
	88(2)R	Allotment of shares
	88(2)R	Allotment of shares
05 February 2008	288b	Director resigned
28 January 2008	288c	Secretary's particulars changed
18 January 2008	363a	Annual return
	353	Location of register of members
29 December 2007	88(2)R	Allotment of shares
10 December 2007	288c	Director's particulars changed
05 December 2007	88(2)R	Allotment of shares
13 November 2007	88(2)R	Allotment of shares
	88(2)R	Allotment of shares
	88(2)R	Allotment of shares
	88(2)R	Allotment of shares
	88(2)R	Allotment of shares
	88(2)R	Allotment of shares
	88(2)R	Allotment of shares
16 October 2007	88(2)R	Allotment of shares
	88(2)R	Allotment of shares
	88(2)R	Allotment of shares
	88(2)R	Allotment of shares
	88(2)R	Allotment of shares
11 September 2007	88(2)R	Allotment of shares
	88(2)R	Allotment of shares
	88(2)R	Allotment of shares
14 August 2007	88(2)R	Allotment of shares
	88(2)R	Allotment of shares
	88(2)R	Allotment of shares
30 July 2007	88(2)R	Allotment of shares
	88(2)R	Allotment of shares
	88(2)R	Allotment of shares
	88(2)R	Allotment of shares
9 July 2007	88(2)R	Allotment of shares
	88(2)R	Allotment of shares

	88(2)R	Allotment of shares
	88(2)R	Allotment of shares
	88(2)R	Allotment of shares
	88(2)R	Allotment of shares
	88(2)R	Allotment of shares
	88(2)R	Allotment of shares
	88(2)R	Allotment of shares
	88(2)R	Allotment of shares
5 July 2007	AA 31/12/06	Company accounts yr ended
	288b	Secretary resigned
21 June 2007	88(2)R	Allotment of shares
20 June 2007	88(2)R	Allotment of shares
	88(2)R	Allotment of shares
	88(2)R	Allotment of shares
	88(2)R	Allotment of shares
	88(2)R	Allotment of shares
	88(2)R	Allotment of shares
	88(2)R	Allotment of shares
5 June 2007	88(2)R	Allotment of shares
	88(2)R	Allotment of shares
	88(2)R	Allotment of shares
	88(2)R	Allotment of shares
	88(2)R	Allotment of shares
	88(2)R	Allotment of shares
	88(2)R	Allotment of shares
	88(2)R	Allotment of shares

3. Documents published or sent to shareholders or filed with the UK Listing Authority document viewing facility:

Date	Document description
05 October 2007	Letter concerning shareholder communications.
14 August 2007	Interim report and accounts for the half year ended 30 June 2007
19 March 2008	Annual report and accounts for the year ended 31 December 2007, Chairman's letter, Notice and 2008 AGM with explanatory notes and proxy form.

Copies of all of the above documents may be obtainable from the Company Secretary at the Company's registered office at 10 Albemarle Street, London W1S 4BL.

Wai Wong
Company Secretary
020 7408 9303

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AIUUUUPACUPRGUC

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